UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of FEBRUARY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: February 08, 2005                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO



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                               HALO RESOURCES LTD.

                        #1305 - 1090 WEST GEROGIA STREET
                              VANCOUVER, BC V6E 3V7
                    TEL: (604) 685-9316   FAX: (604) 683-1585
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                    FEBRUARY 8, 2005


                    HALO RESOURCES ANNOUNCES COMMENCEMENT OF
                                 DUPORT DRILLING

VANCOUVER, BRITISH COLUMBIA, FEBRUARY 8TH, 2005 - MARC CERNOVITCH, VICE PRESIDENT, CORPORATE DEVELOPMENT OF HALO RESOURCES LTD. (TSX.V: HLO, OTC.BB:
HLOSF) is pleased to announce that exploration activities have commenced at the company's Duport project near Kenora, Ontario.

This officially begins the first stage of the two phase exploration program. This phase will total approximately 4,500 metres of drilling. Two drills are currently operating and mobilization of another two rigs is in progress.

Initial drilling will twin several existing holes and will be used to provide geological control and to confirm previously identified mineralized intersections. Subsequent drilling will focus on expansion of the Duport deposit adjacent to areas of known mineralization. All core will be logged on site and samples prepared from the drill core will be assayed using Accurassay
Laboratories in Thunder Bay that is accredited by the Standards Council of Canada to ISO/IEC 17025 guidelines for Gold analysis.

Preparation is currently underway to conduct a surface geophysics program to detail existing magnetic anomalies and provide addition drilling targets adjacent to the known deposit. Results from this initial phase will be used to help define the remainder of the 2005 exploration program. These programs will provide the resource data necessary to complete a Scoping study for the Duport Project.

Mr. Tom Healy P.Eng, VP Operations, said "I'm pleased that operations are in full swing, ready to explore the very real potential of Duport and to move to the next stage in the project development schedule."

Halo Resources Ltd. (TSX.V:HLO/OTC.BB: HLOSF) is a Canadian-based resource company focused on the acquisition of near production precious and base metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $6.5 million, sufficient to carry out its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
------------------------------------
Vice President Corporate Development
                                      -30-
For more information contact:

Marc Cernovitch
Vice President Corporate Development
Tel: 604-601-8208
Fax: 604-601-8209
mcernovitch@halores.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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